UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

EXFO, INC.
(Name of Subject Company)

EXFO, INC.
11172239 Canada Inc.
G. Lamonde Investissements Financiers Inc.
9356-8988 Québec Inc.
Germain Lamonde
Philippe Morin

 (Name of Person(s) Filing Statement)

Subordinate Voting Shares without par value
(Title of Class of Securities)

302046107
(CUSIP Number of Class of Securities)

Benoit Ringuette	11172239 Canada Inc.
EXFO, Inc.	G. Lamonde Investissements Financiers Inc.
400 Godin Avenue	9356-8988 Québec Inc.
Québec City, Québec	400 Godin Avenue
G1M 2K2, CANADA	Québec City, Québec
+1 418 683 0211	G1M 2K2, CANADA
+1 418 683 0211

Germain Lamonde	Philippe Morin
400 Godin Avenue	2500 Alfred-Nobel Boulevard,
Québec City, Québec	Saint-Laurent, Québec
G1M 2K2, CANADA	H4S 0A9, CANADA
+1 418 683 0211	+1 514 856 2222

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

with Copies to:

Daniel P. Riley, Esq.	Christopher J. Cummings, Esq.
Choate, Hall & Stewart LLP	Paul, Weiss, Rifkind, Wharton & Garrison LLP
Two International Place	1285 Avenue of the Americas,
Boston, MA 02110	New York, NY 10019
+1 617 248 4754	+ 1 212 373 3000

Peter Villani	Steve Malas
Fasken Martineau DuMoulin LLP	Norton Rose Fulbright Canada LLP
800 Square Victoria, Suite 3500	1 Place Ville Marie, Suite 2500
Montréal, Québec	Montréal, Québec
H4Z 1E9, CANADA	H3B 1R1, CANADA
+1 514 397 7579	+1 514 847 4747

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$128,585,646.00	$14,028.69

*
Estimated solely for the purpose of calculating the amount of the filing fee.  This amount is based upon the total of 21,430,941 subordinate voting shares at a price of $6.00 per share as noted in the Transaction Statement filed on July 16, 2021.

**	Determined in accordance with Rule 0-11 under the Exchange Act at a rate equal to $109.10 per $1,000,000 of transaction value.

☒
Check box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,028.69

Form or Registration No.:	Schedule 13E-3

Filing Party:	EXFO, INC.

Date Filed:	7/16/2021

This Amendment No. 3 (“Amendment No. 3) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits attached hereto (the “Transaction Statement”), filed with the Securities Exchange Commission (the “SEC”) on July 16, 2021 jointly by EXFO, Inc., a corporation existing under the laws of Canada (“EXFO”), and 11172239 Canada Inc. (“Purchaser”), G. Lamonde Investissements Financiers Inc., 9356-8988 Québec Inc., Germain Lamonde, and Philippe Morin (each, a “Filing Person,” and collectively, the “Filing Persons”), as amended by Amendment No. 1, dated August 12, 2021 and Amendment No. 2, dated August 27, 2021.

The Transaction Statement relates to the plan of arrangement (the “Plan of Arrangement”) contemplated by an arrangement agreement among EXFO, Purchaser and G. Lamonde Investissements Financiers Inc., dated as of June 7, 2021 (as amended by the Amending Agreement dated July 6, 2021, the Second Amending Agreement dated July 12, 2021, and the Third Amending Agreement dated August 9, 2021 (the “Arrangement Agreements”)) pursuant to which Purchaser acquired all of the outstanding subordinate voting shares of EXFO (the “Subordinate Voting Shares”) not already owned, directly or indirectly, by G. Lamonde Investissements Financiers Inc., 9356-8988 Québec Inc., Germain Lamonde, and Philippe Morin for the per Subordinate Voting Share consideration of $6.25 and EXFO became a wholly-owned subsidiary of Purchaser. A copy of the Plan of Arrangement is included as Appendix B to the Management Proxy Circular, which is attached as Exhibit (a)(2)(i) to the Transaction Statement (the “Circular”).

A special meeting of the Company’s shareholders was held on August 13, 2021 (the “Meeting”) to approve a special resolution approving the Plan of Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). The Circular was provided to EXFO’s shareholders pursuant to applicable Canadian law.  At the Meeting, the Arrangement Resolution was approved by 99.65% of the votes cast by shareholders, voting together as a single class, as well as 90.95% of the votes cast by holders of subordinate voting shares, excluding votes attached to the subordinate voting shares held, directly or indirectly, by Germain Lamonde and Philippe Morin.  The Arrangement was completed on August 27, 2021.

As a result of the Arrangement, the Subordinate Voting Shares will no longer be listed on the Toronto Stock Exchange and the NASDAQ. The NASDAQ has filed an application on Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) to remove the Subordinate Voting Shares from listing on the NASDAQ and withdraw registration of the Subordinate Voting Shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Purchaser intends to cause EXFO to submit an application to cease to be a reporting issuer under applicable Canadian securities law, and to cause EXFO to file a certification and notice on Form 15 with the SEC to suspend its reporting obligations under U.S. securities laws, and to otherwise terminate EXFO’s public reporting requirements. EXFO’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given to them in the Transaction Statement.

ITEM 16 – EXHIBITS

Item 16 is hereby amended and supplemented by the addition of the following exhibits thereto:

Exhibit No.	Description

(a)(2)(xv)	Press Release, dated August 27, 2021

SIGNATURES

After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

EXFO, Inc.

	By:	/s/ Benoît Ringuette
Name: Benoît Ringuette
Title: General Counsel and Corporate Secretary

Dated: September 3, 2021

11172239 CANADA INC.

	By:	/s/ Germain Lamonde
Name: Germain Lamonde
Title: President

Dated: September 3, 2021

G. LAMONDE INVESTISSEMENTS FINANCIERS INC.

	By:	/s/ Germain Lamonde
Name: Germain Lamonde
Title: President

Dated: September 3, 2021

9356-8988 QUÉBEC INC.

	By:	/s/ Germain Lamonde
Name: Germain Lamonde
Title: President

Dated: September 3, 2021

GERMAIN LAMONDE

/s/ Germain Lamonde

Dated: September 3, 2021

PHILIPPE MORIN

/s/ Philippe Morin

Dated: September 3, 2021

Exhibit Index

Exhibit No.	Description

(a)(2)(i) †	Management Information Circular of EXFO, dated July 2, 2021

(a)(2)(ii) †	Form of Proxy

(a)(2)(iii) †	Letter of Transmittal

(a)(2)(iv) †	Letter to Shareholders of the Company (incorporated herein by reference to the Circular)

(a)(2)(v) †	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Circular)

(a)(2)(vi) †	Press Release, dated June 7, 2021 (incorporated by reference to EXFO’s report on Form 6-K submitted to the SEC on June 7, 2021)

(a)(2)(vii) †	Press Release, dated June 17, 2021

(a)(2)(viii) †	Press Release, dated July 22, 2021

(a)(2)(ix) †	Press Release, dated August 3, 2021

(a)(2)(x) †	Press Release, dated August 9, 2021

(a)(2)(xi) †	Press Release, dated August 12, 2021

(a)(2)(xii) †	Press Release with respect to the shareholder approval at the Meeting, dated August 13, 2021

(a)(2)(xiii) †	Press Release with respect to reporting of the voting results at the Meeting, dated August 13, 2021

(a)(2)(xiv) †	Press Release, dated August 20, 2021

(a)(2)(xv)	Press Release, dated August 27, 2021

(b)(i) * †	Commitment Letter, dated June 4, 2021, by and between National Bank of Canada and 11172239 Canada Inc.

(b)(ii) * †	Translation of the Commitment Letter, dated June 4, 2021, by and between Investissement Québec and 11172239 Canada Inc.

(b)(iii) †	English Translation of the New Letter Agreement Between IQ and Purchaser

(c)(ii) †	Preliminary Report to the Special Committee, dated May 6, 2021

(c)(iii) †	Updated Preliminary Report to the Special Committee, dated June 1, 2021

(c)(iv) †	Final Report to the Special Committee, dated June 6, 2021

(d)(1) †	Arrangement Agreement, dated June 7, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc.

(d)(2) †
Amending Agreement, dated July 6, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO’s report on Form 6-K submitted to the SEC on July 7, 2021)

(d)(3) †
Second Amending Agreement, dated July 12, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO’s report on Form 6-K submitted to the SEC on July 12, 2021)

(d)(4) †	Plan of Arrangement under the Canada Business Corporations Act (incorporated herein by reference to Appendix B of the Circular)

(d)(5) †	Third Amending Agreement, dated August 9, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc.

(e)(i) †	Support and Voting Agreement, dated June 7, 2021, between Germain Lamonde and EXFO, Inc.

(e)(ii) †	Support and Voting Agreement, dated June 7, 2021, between Philippe Morin and 11172239 Canada Inc.

(e)(iii) †	Support and Voting Agreement, dated June 7, 2021, between 9356-8988 Québec Inc. and EXFO, Inc.

(e)(iv) †	Support and Voting Agreement, dated June 7, 2021, between G. Lamonde Investissements Financiers Inc. and EXFO, Inc.

(e)(v) †	Support and Voting Agreement, dated June 7, 2021, between François Côté and 11172239 Canada Inc.

(e)(vi) †	Support and Voting Agreement, dated June 7, 2021, between Claude Séguin and 11172239 Canada Inc.

(e)(vii) †	Support and Voting Agreement, dated June 7, 2021, between Benoît Ringuette and 11172239 Canada Inc.

(e)(viii) †	Support and Voting Agreement, dated June 7, 2021, between Pierre Plamondon and 11172239 Canada Inc. (incorporated by reference to EXFO’s report on Form 6-K submitted to the SEC on June 10, 2021)

(e)(xi) †
Trust Agreement, dated July 6, 2000, between Germain Lamonde, GEXFO Investissements Technologiques Inc., G. Lamonde Investissements Financiers Inc., Fiducie Germain Lamonde, EXFO Electro-Optical Engineering Inc., and CIBC Mellon Trust Company

(e)(xii) †	Support and Voting Agreement, dated August 9, 2021, between Westerly Capital Management, LLC and 11172239 Canada Inc.

(e)(xiii) †	Support and Voting Agreement, dated August 9, 2021, by and among Chris Galvin, 11172239 Canada Inc. and EXFO, Inc.

(e)(xiv) †	Support and Voting Agreement, dated August 9, 2021, by and among EHP Funds Inc., 11172239 Canada Inc. and EXFO, Inc.

(f) †	Section 190 of the Canada Business Corporations Act (incorporated herein by reference to Appendix F of the Circular)

(g) †	Voting Instruction Form, dated July 10, 2021, provided in connection with the special meeting of shareholders of EXFO Inc.

(h) †	Certain Canadian Federal Income Tax Consideration (incorporated herein by reference to Appendix B of the Circular)

† Previously filed as an exhibit to the Transaction Statement.
* Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.